UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING STOCK REPURCHASE

On November 27, 2014, the registrant filed with the Tokyo Stock Exchange a notice concerning its planned stock repurchase, which was authorized at the board of directors’ meeting held on November 7, 2014. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: November 28, 2014

November 27, 2014

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice of Stock Repurchase through Off-Auction Own Share Repurchase Trading (ToSTNeT-3)

Nippon Telegraph and Telephone Corporation (“NTT”) has today decided to implement a further repurchase of shares of its common stock, which was authorized by a resolution passed at a meeting of its board of directors held on November 7, 2014, pursuant to Article 156 of the Companies Act of Japan, as applied pursuant to Paragraph 3, Article 165 of the Companies Act. Details of the method of repurchase are as follows:

1.	Method of Repurchase:

NTT will place purchase orders for its shares through brokerages on the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3) for the 8:45 a.m. session on November 28, 2014 (no changes to the trading system or trading time will be made), at a price equal to the closing price of NTT’s common stock on the first section of the Tokyo Stock Exchange on November 27, 2014 (¥6,360).

2.	Details of Repurchase:

(1)	Class of shares to be repurchased:	Common stock

(2)	Total number of shares to be repurchased:	1,572,300 shares

(Note 1)	The maximum number of shares to be repurchased will not change. Depending on market conditions, however, there is a possibility that NTT will not make any purchase or will only make a partial purchase.

(Note 2)	The purchase will be conducted by matching sell orders equivalent to buy orders according to the allocation method prescribed by the Tokyo Stock Exchange.

3.	Announcement of Repurchase:

NTT will announce the results of its stock repurchase after completion of the repurchase at 8:45 a.m. on November 28, 2014.

(For reference)

Details of the resolution approved at the board of directors’ meeting held on November 7, 2014 (as announced on November 7, 2014):

(1) Class of shares to be repurchased:	Common stock

(2) Total number of shares to be repurchased:	Up to 51 million shares

(3) Aggregate repurchase amount:	Up to 350 billion yen

Repurchase status as of November 27, 2014:

(1) Total number of shares repurchased:	38,000,000 shares

(2) Aggregate repurchased amount:	249,166,000,000 yen

For further inquiries, please contact:

Takuro Hanaki
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone:	+81-3-6838-5481
Fax:	+81-3-6838-5499